Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Fax)

www.drinkerbiddle.com

March 28, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tony Burak

Re:	Northern Funds (the “Registrant”) (File No. 811-08236)

Dear Mr. Burak:

The following responds to the comments we received from you on February 27, 2017 regarding the annual report for the Registrant on Form N-CSR for the period ended March 31, 2016. The following is a description of the comments received accompanied by the Registrant’s responses:

Comment 1: For the Active M Emerging Markets Equity Fund, the Schedule of Investments discloses 25.7% invested in the financial sector and 26.6% invested in the technology sector. Please confirm whether the Fund concentrates its investments in these sectors as a principal investment strategy. If so, please add additional disclosure indicating that concentration in the financial and technology sectors are part of the Fund’s principal investment strategy.

Response: The Active M Emerging Markets Equity Fund does not concentrate its assets in the financial sector and technology sector as part of its principal investment strategies. Thus, at this time, no additional disclosure will be added to the Fund’s principal investment strategies in regards to its investments in the financial sector and technology sector.

Comment 2: The Multi-Manager Emerging Markets Debt Opportunity Fund and the California Tax-Exempt Fund have disclosed high portfolio turnover rates in each Fund’s prospectus for the last two years and five years, respectively. Please confirm whether each Fund engages in active trading as a principal investment strategy, and if so, please consider adding additional disclosure to each Fund’s prospectus.

Response: Currently, both the Multi-Manager Emerging Markets Debt Opportunity Fund and California Tax-Exempt Fund have included “Portfolio Turnover Risk” disclosure as a principal risk. In the Registrant’s 2017 annual update to its registration statement, scheduled to become effective on July 31, 2017, the principal investment strategies disclosure for both Funds will be updated to state that the investment adviser may engage in active trading, and will not consider portfolio trading a limiting factor in making decisions for the Fund.

Comment 3: For all funds subject to expense waivers or expense limitations, please confirm whether any expense amounts waived are subject to recoupment in future periods by the investment adviser. If so, please include a statement to that effect in the notes to the financial statements in the future.

Response: The Registrant confirms that expense amounts waived are not subject to recoupment in future periods by the investment adviser.

Comment 4: The term “Government” in the names of the U.S. Government Money Market Fund and U.S. Government Select Money Market Fund triggers Rule 35d-1 under the 1940 Act, and, correspondingly, the Registrant should consider including a policy that would require each Fund to invest at least 80% of its net assets plus borrowings in government securities.

Response: In the Registrant’s 2017 annual update to its registration statement, scheduled to become effective on July 31, 2017, the principal investment strategies disclosure of the U.S. Government Money Market Fund and U.S. Government Select Money Market Fund will be updated to reflect a policy to invest at least 80% of its assets in the type of investment suggested by its name.

We believe this letter responds to your comments. Please feel free to call me at (215) 988-1146 if you have any questions regarding the foregoing.

Sincerely,

/s/ Diana E. McCarthy
Diana E. McCarthy

cc:	Peter K. Ewing

Kevin P. O’Rourke

Jose J. Del Real